Exhibit 99.4
    FOUR SEASONS HOTELS INC.
    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                               Three months ended
                                                    June 30,
    (Unaudited)                                 2006        2005    Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                           56          56           -
      No. of Rooms                            14,290      14,290           -
      Occupancy(2)                             71.1%       70.5%     0.6pts.
      ADR(3)                                 $369.76     $332.67       11.1%
      RevPAR(4)                              $262.88     $234.48       12.1%
      Gross operating margin(5)                33.9%       32.4%     1.5pts.
    United States
      No. of Properties                           20          20           -
      No. of Rooms                             6,195       6,195           -
      Occupancy(2)                             76.4%       76.6%   (0.2)pts.
      ADR(3)                                 $399.16     $356.78       11.9%
      RevPAR(4)                              $305.06     $273.20       11.7%
      Gross operating margin(5)                32.5%       30.8%     1.7pts.
    Other Americas/Caribbean
      No. of Properties                           10          10           -
      No. of Rooms                             2,165       2,165           -
      Occupancy(2)                             67.9%       67.4%     0.5pts.
      ADR(3)                                 $362.21     $309.08       17.2%
      RevPAR(4)                              $245.92     $208.40       18.0%
      Gross operating margin(5)                28.8%       27.7%     1.1pts.
    Europe
      No. of Properties                           10          10           -
      No. of Rooms                             1,720       1,720           -
      Occupancy(2)                             72.8%       68.3%     4.5pts.
      ADR(3)                                 $602.76     $563.53        7.0%
      RevPAR(4)                              $438.60     $384.99       13.9%
      Gross operating margin(5)                36.9%       36.1%     0.8pts.
    Middle East
      No. of Properties                            5           5           -
      No. of Rooms                             1,215       1,215           -
      Occupancy(2)                             70.5%       65.6%     4.9pts.
      ADR(3)                                 $238.12     $213.19       11.7%
      RevPAR(4)                              $167.87     $139.80       20.1%
      Gross operating margin(5)                49.5%       46.7%     2.8pts.
    Asia/Pacific
      No. of Properties                           11          11           -
      No. of Rooms                             2,995       2,995           -
      Occupancy(2)                             61.8%       63.5%   (1.7)pts.
      ADR(3)                                 $209.02     $195.50        6.9%
      RevPAR(4)                              $129.08     $124.08        4.0%
      Gross operating margin(5)                34.2%       32.5%     1.7pts.
    -------------------------------------------------------------------------

    (1)  The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core Hotels are the additions of
         Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort
         Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
         Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
         at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
         deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.

    (2)  Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

    (3)  ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and
         2005, ADR was calculated as a straight average for each region.

    (4)  RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use
         RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-
         period performance of comparable properties. Our calculation of
         RevPAR may be different than the calculation used by other lodging companies.

    (5)  Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.
    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                                Six months ended
                                                    June 30,
    (Unaudited)                                 2006        2005    Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                           56          56           -
      No. of Rooms                            14,290      14,290           -
      Occupancy(2)                             70.2%       68.5%     1.7pts.
      ADR(3)                                 $369.36     $338.19        9.2%
      RevPAR(4)                              $259.20     $231.61       11.9%
      Gross operating margin(5)                33.2%       31.2%     2.0pts.
    United States
      No. of Properties                           20          20           -
      No. of Rooms                             6,195       6,195           -
      Occupancy(2)                             75.5%       74.1%     1.4pts.
      ADR(3)                                 $401.53     $364.48       10.2%
      RevPAR(4)                              $303.15     $270.25       12.2%
      Gross operating margin(5)                31.4%       29.5%     1.9pts.
    Other Americas/Caribbean
      No. of Properties                           10          10           -
      No. of Rooms                             2,165       2,165           -
      Occupancy(2)                             67.4%       65.4%     2.0pts.
      ADR(3)                                 $407.34     $364.30       11.8%
      RevPAR(4)                              $274.57     $238.14       15.3%
      Gross operating margin(5)                33.1%       31.6%     1.5pts.
    Europe
      No. of Properties                           10          10           -
      No. of Rooms                             1,720       1,720           -
      Occupancy(2)                             66.0%       60.2%     5.8pts.
      ADR(3)                                 $568.49     $540.97        5.1%
      RevPAR(4)                              $375.36     $325.44       15.3%
      Gross operating margin(5)                32.0%       29.8%     2.2pts.
    Middle East
      No. of Properties                            5           5           -
      No. of Rooms                             1,215       1,215           -
      Occupancy(2)                             70.5%       68.2%     2.3pts.
      ADR(3)                                 $248.17     $219.17       13.2%
      RevPAR(4)                              $174.96     $149.44       17.1%
      Gross operating margin(5)                50.8%       48.1%     2.7pts.
    Asia/Pacific
      No. of Properties                           11          11           -
      No. of Rooms                             2,995       2,995           -
      Occupancy(2)                             63.4%       64.1%   (0.7)pts.
      ADR(3)                                 $205.36     $196.60        4.5%
      RevPAR(4)                              $130.18     $126.03        3.3%
      Gross operating margin(5)                33.4%       31.4%     2.0pts.
    -------------------------------------------------------------------------

    (1)  The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core Hotels are the additions of
         Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort
         Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
         Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
         at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
         deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.

    (2)  Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

    (3)  ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and
         2005, ADR was calculated as a straight average for each region.

    (4)  RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use
         RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-
         period performance of comparable properties. Our calculation of
         RevPAR may be different than the calculation used by other lodging companies.

    (5)  Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.
    SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                 As at June 30,
    (Unaudited)                                 2006        2005    Variance
    -------------------------------------------------------------------------

    Worldwide
      No. of Properties                           70          65           5
      No. of Rooms                            17,515      16,560         955

    United States
      No. of Properties                           24          23           1
      No. of Rooms                             7,045       6,905         140

    Other Americas/Caribbean
      No. of Properties                           10          10           -
      No. of Rooms                             2,165       2,165           -

    Europe
      No. of Properties                           12          11           1
      No. of Rooms                             1,960       1,855         105

    Middle East
      No. of Properties                            7           6           1
      No. of Rooms                             1,740       1,445         295

    Asia/Pacific
      No. of Properties                           17          15           2
      No. of Rooms                             4,605       4,190         415

    -------------------------------------------------------------------------

    FOUR SEASONS HOTELS INC.
    REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

    (Unaudited)                 Three months ended         Six months ended
    (In thousands of                  June 30,                  June 30,
     US dollars)                 2006         2005         2006         2005
    -------------------------------------------------------------------------

    Revenues under
     management(1)        $   750,684  $   677,683  $ 1,443,026  $ 1,279,246
                          ---------------------------------------------------
                          ---------------------------------------------------

    -------------------------------------------------------------------------
    (1)  Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage. Approximately 62% of the fee revenues (excluding reimbursed costs) we earned represented a percentage of the total revenues under management of all hotels and resorts.